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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-68461

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 07/01/14 and ending 6/30/15

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Ernst & Young Capital Advisors, LLC

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
155 N. Wacker Drive
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Megan Hobson (312) 879-2000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

6601 N. Avondale, Suite 200
(No. and Street)

Chicago	Illinois	60631
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

ERNST & YOUNG CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

June 30, 2015

ASSETS	
Cash	$ 15,511,422
Accounts receivable, net	3,424,133
Other assets	47,878
Total Assets	$ 18,983,433
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 196,921
Due to affiliate	4,705,319
Total liabilities	4,902,240
Member's equity	14,081,193
Total Liabilities and Member's Equity	$ 18,983,433

See accompanying notes to financial statements.

ERNST & YOUNG CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

June 30, 2015

ASSETS	
Cash	$ 15,511,422
Accounts receivable, net	3,424,133
Other assets	47,878
Total Assets	$ 18,983,433
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 196,921
Due to affiliate	4,705,319
Total liabilities	4,902,240
Member's equity	14,081,193
Total Liabilities and Member's Equity	$ 18,983,433

See accompanying notes to financial statements.